

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2024

Wenxi He
Chief Financial Officer
Metal Sky Star Acquisition Corporation
132 West 31st Street, 9th Floor
New York, NY 10001

>   **Re: Metal Sky Star Acquisition Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2022**
>   **Response dated January 12, 2024**
>   **File No. 001-41344**

Dear Wenxi He:

We issued comments to you on the above captioned filing on March 12, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 16, 2024.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-3856 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction